Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”). with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On June 23, 2021, the CEO of Embark, Alex Rodrigues was interviewed on CNBC. A copy of the transcript of this interview is set forth below.

Embark Trucks – CNBC Squawk on the Street – 6.23.21

David:

Alex, great to have you. And I'd love to start off with, perhaps to our viewers' surprise it may be, this is becoming a more competitive industry. You've got two companies, at least, that are out there and public in some fashion, TuSimple, and Plus. What differentiates Embark from those two competitors?

Alex Rodrigues:

Good morning, David, thanks for having me. Embark is certainly a unique story. I think the three things that really stand out are first as a technology stat. Embark has been testing self-driving trucks on public roads in the U.S. longer than anybody else. The way that we go to market by partnering with leading carriers as a software provider, instead of trying to build our own fleet or our own truck, and by being the hometown favorite. Embark is incredibly proud to be a U.S. company and to bring some U.S. technology talent to this critical industry.

David:

Right. Now, you have partnerships that include HP, AB Inbev, Frigidaire, but Amazon recently got or Plus I should say, got some attention because it did sign a deal with Amazon in terms of Amazon taking a stake in quite a few trucks that they're going to be making autonomous there. Did you compete for that deal? Is it a concern to you at all that one of your competitors landed what may end up being a fairly large transaction?

Alex Rodrigues:

We tend not to focus too much on what competitors are doing. I think for us, the focus is really on working with the biggest and best carriers in the United States and we certainly have a number of those leading folks. Especially you mentioned some of the folks there, but four of the top 25 U.S. truckload carriers are partners of Embark's and are working with us today to bring full driverless technology to the roads by 2024.

David:

Right. But you're going to ... You, obviously, need to call on the companies that are then going to use you once, obviously, you've installed the software in the given truck and as you say, any number of different partners in that part of things. But what about the companies themselves? How do you approach them? What is the marketing opportunity that you identified for them so that they would choose you over perhaps one of these other providers?

Alex Rodrigues:

You're asking about the carriers?

David:

Yes. I'm asking about the companies. Right. Exactly. That are buying the trucks. Not the ones who are making the trucks but the companies that are using the trucks for their deliveries.

Alex Rodrigues:

So this is folks like Werner Enterprises. Embark's pitch ultimately to these carriers is that we're one, bringing world-class technology to them. So one of the things that people really get a lot of value out of is actually coming to our facility in San Francisco or in Oakland and actually getting to see the trucks in person, take a ride. People always come away impressed. And then the way that we're going to market. So Embark licenses our software on a per mile basis and partners with these carriers and that's really distinct from the way that other people are approaching the market where they perhaps have more of a direct competition with the carriers, where we view ourselves ultimately as a great partner.

David:

When I look at your potential revenue in out years, 24 to 25 seems to be a key inflection point for the company in terms of your expectations for both revenue and gross profit. Why is that and what gives you the confidence that you're going to hit that what is it $1.9 billion gross profit estimate you have out there for 2025?

Alex Rodrigues:

I actually say that that's really just the beginning of the inflection point. This is a $700 billion industry trucking in the United States. And so when we look at that, the number in 2025, we're really thinking about how that can continue to grow in 2026, 2027. Embark is laying the groundwork, has been for the last five years, to bring a commercial product to market. 2024 is when we expect to have that first in market. But I really think when we look at it we see a really rapid growth after that. And that's driven in large part by the fact we're a software company so we're able to scale up really, really quickly by leveraging the purchasing power and the operational expertise of some of the largest carriers in the country.

Forward-Looking Statements

This message includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2 actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been filed and declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC's website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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